SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of Consolidated Results Q3 2018.

YPF S.A.

Consolidated Results

Q3 2018

Consolidated Results Q3 2018

CONTENT

Consolidated Results Q3 2018

Adj. EBITDA for Q3 2018 was Ps 36.8 billion, 116.0% higher than Q3 2017.

Q3	Q2	Q3	Var.%		Jan-Sep	Jan-Sep	Var.%
2017	2018	2018	Q3 18 / Q3 17		2017	2018	2018 / 2017
66,034	93,034	121,188	83.5%	Revenues (Million Ps)	183,199	290,045	58.3%
3,050	1,746	12,685	315.9%	Operating income (Million Ps)	11,027	31,785	188.2%
246	1,508	13,207	5268.7%	Net income (Million Ps)	710	20,701	2815.6%
17,043	24,782	36,821	116.0%	Adj. EBITDA (Million Ps)	50,046	98,095	96.0%
17,043	24,782	36,821	116.0%	Recurring Adj. EBITDA	50,046	86,115	72.1%
0.24	5.08	33.50	14047.5%	Earnings per share (Ps per Share)	0.84	54.05	6335.2%
15,903	19,338	27,232	71.2%	Capital Expenditures (Million Ps)	40,882	61,444	50.3%

Adjusted EBITDA = Operating Income + Depreciation and Impairment of Property, Plant and Equipment and Intangible Assets + Amortization of Intangible Assets + Unproductive Exploratory Drillings.

Recurring Adjusted EBITDA: It is Adjusted EBITDA excluding the profit from the revaluation of YPF S.A.‘s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion in Q1 2018.

(Amounts are expressed in billions of Argentine pesos, except where indicated)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q3 2018

•	Revenues for Q3 2018 were Ps 121.2 billion, 83.5% higher than Q3 2017.

•	Operating income for Q3 2018 was Ps 12.7 billion, 315.9% higher than Q3 2017.

•	Net income for Q3 2018 was a gain of Ps 13.2 billion compared to net income of Ps 0.2 billion recorded for Q3 2017.

•	Hydrocarbon production for Q3 2018 was 529.1 Kboed, 4.3% lower than Q3 2017.

•	Refinery processing levels in the Downstream business segment for Q3 2018 were 87.7%, 4.6% lower than Q3 2017.

•	Capital expenditures in property, plant and equipment for Q3 2018 were Ps 27.2 billion, 71.2% higher than Q3 2017.

Consolidated Results Q3 2018

2. ANALYSIS OF RESULTS FOR Q3 2018

Revenues for Q3 2018 were Ps 121.2 billion, 83.5% higher than Q3 2017, due primarily to the following factors:

•

Diesel revenues increased Ps 18.6 billion, 89.6% higher than Q3 2017, due to a 74.3% increase in diesel mix average prices and an 8.8% increase in sales volumes. Sales volumes of Infinia Diesel, a premium diesel product, increased by 16.4%;

•	Gasoline revenues increased Ps 10.4 billion, 69.7% higher than Q3 2017, due to a 64.9% increase in gasoline mix average prices and a 2.9% increase in sales volumes.

•	Natural gas revenues increased Ps 8.5 billion, 73.8% higher than Q3 2017, due to higher average prices while sales volumes remained stable year over year;

•

Retail natural gas revenues (residential and small business and companies) increased Ps 3.5 billion, 101.3% higher than Q3 2017, mainly driven by YPF’s controlled company Metrogas S.A. (“Metrogas”), which recorded a 122.0% increase in prices, partially offset by a 3.9% decrease in volumes sold through its distribution network;

•

Fuel oil revenues in the Argentine domestic market decreased Ps 0.7 billion, 85.1% lower than Q3 2017, due to a 91.6% decrease in sales volumes to power generation plants which was partially offset by a 78.0% increase in prices;

•

Remaining domestic sales increased Ps 9.8 billion, 114.2% higher than Q3 2017. We highlight the higher sales of LPG that increased 153.5%, jet fuel by 127.9%, of petrochemical products by 76.2%, coal by 189.8%, fertilizers by 86.4% and lubricants by 44.1%, in each case mainly due to the higher prices of these products and the larger traded volumes of virgin naphtha;

•

Export revenues increased by Ps 5.1 billion, 84.5% higher than Q3 2017. This was primarily due to a Ps 2.6 billion or 161.0% increase in jet fuel sales, due to higher average sales prices measured in Argentine pesos of 154.2% and a 2.7% increase in the volumes sold. Exports of petrochemical products increased by Ps 0.9 billion or 110.2% due to higher sales volumes and prices. Petroleum coal exports were also recorded for Ps 0.7 billion, which had not been registered in Q3 2017.

Cost of sales for Q3 2018 was Ps 96.0 billion, 71.1% higher than Q3 2017. This includes a 63.2% increase in production costs, substantially affected by the increase in depreciations, and a 115.5% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, increased by 84.1%. This increase was driven by the following factors:

a)	Costs of production:

•

Depreciation of property, plant and equipment increased Ps 8.8 billion, 66.7% higher than Q3 2017, due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the Company;

Consolidated Results Q3 2018

•	Lifting costs increased Ps 5.6 billion, 51.3% higher than Q3 2017, reflecting a 61.2% increase in the unit indicator in Argentine peso terms, weighted by the lower production of the period;

•

Royalties and other production related costs increased Ps 4.9 billion, 108.5% higher than Q3 2017. Of this increase, Ps 3.7 billion was related to an increase in royalties for crude oil production, and Ps 1.1 billion was related to an increase in royalties for natural gas production, due to higher wellhead values of these products, which are set in U.S. dollars;

•	Transportation costs increased Ps 1.1 billion, 47.1% higher than Q3 2017, primarily due to increases in rates and higher transported volumes;

•

Refining costs increased Ps 0.5 billion, 18.5% higher than Q3 2017, due primarily to higher costs for repair and maintenance services, for the consumption of materials, spare parts and other supplies, reflecting a 24.3% increase in the unit indicator in Argentine peso terms, weighted by the lower volumes processed during the period.

b)	Purchases:

•

Fuel imports increased Ps 8.1 billion, 722.1% higher than Q3 2017, mainly due to imports of premium diesel and gasoline due to higher volumes and higher international prices of these products, also considering the devaluation occurred during the period;

•

Crude oil purchases from third parties increased Ps 4.0 billion, 67.7% higher than Q3 2017, due to a 131.4% increase in the average purchase price from third parties in Argentine peso terms. This increase in the purchase price was mainly due to the increase in the international reference price, and considering the devaluation of the Argentine peso against the U.S. dollar, partially offset by a decrease in purchased volumes of approximately 27.5%;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential and small businesses and industries) increased Ps 2.9 billion, 138.0% higher than Q3 2017 due to an increase in the purchase prices of approximately 145.1%, partially offset by a decrease in volumes purchased of 2.9%;

•

Biofuel purchases increased Ps 1.7 billion, 37.1% higher than Q3 2017, due to higher FAME and ethanol biofuel prices of 53.3% and 21.2%, respectively, and a 1.7% increase in volumes purchased of ethanol biofuel, partially offset by lower volumes purchased of FAME of 2.3%;

•	Fertilizer purchases for resale increased Ps 1.3 billion, 204.6% higher than Q3 2017, driven by a 135.6% increase in purchase prices and a 29.3% increase in volumes purchased.

Selling expenses for Q3 2018 were Ps 7.1 billion, 51.9% higher than Q3 2017. This was driven primarily by increases in transport expenses, primarily due to higher volumes sold and higher rates paid for domestic transport of fuels, as well as higher charges for depreciation of fixed assets, higher personnel expenses, higher charges in allowances for bad debt and environmental contingencies and higher taxes on banks debits and credits.

Administration expenses for Q3 2018 were Ps 3.7 billion, 68.8% higher than Q3 2017. The increase was principally due to higher personnel expenses, higher IT costs, many of which are dollarized, higher charges related to institutional advertising and higher depreciation of fixed assets.

Consolidated Results Q3 2018

Exploration expenses for Q3 2018 were Ps 1.1 billion, 224.0% higher than Q3 2017 mainly due to higher negative results from unproductive exploratory drilling and higher expenses on geological and geophysical studies.

Other operating results, net, for Q3 2018 was a loss of Ps 0.6 billion, compared to a gain of Ps 0.3 billion for Q3 2017 driven by higher charges in the provision for judicial contingencies, which had recorded certain reversals in Q3 2017.

Financial results for Q3 2018 were a gain of Ps 25.5 billion compared to a loss of Ps 2.5 billion in Q3 2017. This change was primarily driven by a positive foreign exchange effects on net liabilities in Argentine peso terms of Ps 30.0 billion, generated by the depreciation of the Argentine peso in Q3 2018 compared to Q3 2017 when the devaluation of the local currency had been substantially lower. Higher interest expenses of Ps 2.8 billion were also recorded in Q3 2018 due to higher average indebtedness, measured in Argentine pesos, compared to Q3 2017.

Income tax expense for Q3 2018 reached Ps 23.4 billion compared to the resulting expense of Ps 0.8 billion in Q3 2017. This difference is mainly due to the higher negative charge of Ps 22.4 billion for deferred tax recorded in both periods, resulting from the effects of the exchange rate movements in both periods, as previously mentioned.

Net income for Q3 2018 was a gain of Ps 13.2 billion, compared to a gain of Ps 0.2 billion in Q3 2017.

Capital expenditures in property, plant and equipment in Q3 2018 were Ps 27.2 billion, 71.2% higher than Q3 2017.

Consolidated Results Q3 2018

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT FOR Q3 2018

3.1 UPSTREAM

Q3 2017	Q2 2018	Q3 2018	Var.% Q3 18 / Q3 17		Jan-Sep 2017	Jan-Sep 2018	Var.% 2018/2017
360	2,868	12,215	3293.1%	Operating income (Million Ps)	375	17,231	4494.9%
29,935	46,308	63,466	112.0%	Revenues (Million Ps)	84,318	148,478	76.1%
227.2	226.3	227.5	0.1%	Crude oil production (Kbbld)	226.5	227.1	0.3%
48.6	41.6	26.9	-44.6%	NGL production (Kbbld)	51.5	38.4	-25.5%
44.1	44.0	43.7	-1.0%	Gas production (Mm3d)	44.6	43.8	-1.9%
553.2	544.6	529.1	-4.3%	Total production (Kboed)	558.8	541.0	-3.2%
334	464	1,082	224.0%	Exploration costs (Million Ps)	1,760	1,869	6.2%
12,499	16,099	22,547	80.4%	Capital Expenditures (Million Ps)	31,852	51,679	62.2%
11,483	19,689	18,946	65.0%	Depreciation (Million Ps)	31,497	54,935	74.4%
				Realization Prices
51.4	64.6	64.3	25.0%	Crude oil prices in domestic market Period average (USD/bbl)	52.3	64.6	23.5%
4.92	4.89	4.76	-3.3%	Average gas price (*) (USD/Mmbtu)	4.93	4.80	-2.6%

(*)	The average price of gas for Q2 2018 has been recalculated. The price for Q3 2018 is preliminary.

Operating income for the Upstream business segment for Q3 2018 was Ps 12.2 billion, compared to Ps 0.4 billion in Q3 2017.

Revenues were Ps 63.5 billion for Q3 2018, 112.0% higher than Q3 2017, primarily due to the following factors:

•

Crude oil revenues totaled Ps 42.7 billion, 131.8% or Ps 24.3 billion higher than Q3 2017. The average realization price for crude oil in Q3 2018 increased by 25.0% to US$64.3/bbl. Crude oil volumes transferred between segments increased 1.0%, while those sold to third parties decreased by 14.0%;

•

Natural gas revenues reached Ps 21.0 billion, 79.2% or Ps 9.3 billion higher than Q3 2017. The average realization price for natural gas in Q3 2018 decreased 3.3% to US$4.76/Mmbtu while natural gas volumes remained stable compared to Q3 2017. However, prices in terms of pesos increased 79.7% YoY, resulting in the increase of revenues.

Hydrocarbon production for Q3 2018 was 529.1 Kboed, 4.3% lower than Q3 2017. Crude oil production for Q3 2018 remained essentially stable at 227.5 Kbbld. Natural gas production for Q3 2018 was 43.7 Mm3d, 1.0% lower than Q3 2017 due to the lower demand in the quarter. NGL production for Q3 2018 was 26.9 Kbbld, 44.6% lower than Q3 2017, negatively affected by the temporary stoppage of Compañía MEGA.

Consolidated Results Q3 2018

With respect to development activity, 95 wells were put in production in Q3 2018, including the shale and tight wells mentioned below.

Hydrocarbon production in shale areas, net to YPF, for Q3 2018 totaled 57.5 Kboed, 58.3% higher than Q3 2017. This includes 23.6 Kbbld of crude oil, 4.8 Kbbld of NGL and 4.6 Mm3d of natural gas. During Q3 2018, 19 wells were put in production targeting the Vaca Muerta formation, for a total of 659 wells, including 12 active drilling rigs and 11 workovers.

With respect to tight development, net production in Q3 2018 reached a total of 13.0 Mm3d of natural gas, plus 3.3 Kbbld of NGL and 5.7 Kbbld of crude oil, of which 89.0% comes from YPF operated areas. During Q3 2018, 19 new wells were put into production, 9 in Estación Fernández Oro, 4 in Río Neuquén, 2 in Rincón del Mangrullo, 2 in Aguada Toledo – Sierra Barrosa, 1 in Al Norte de la Dorsal, and 1 in Octógono.

Operating costs for Q3 2018 were Ps 49.8 billion, 67.6% higher than Q3 2017 (excluding exploration expenses), mainly due to the following:

•

Depreciation of property, plant and equipment increased by Ps 7.5 billion, 64.9% higher than Q3 2017, primarily due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the Company;

•	Lifting costs increased Ps 5.6 billion, 51.3% higher than Q3 2017, reflecting a 61.2% increase in the unit indicator in Argentine peso terms, weighted by the lower production of the period;

•

Royalties and other production related costs increased Ps 4.9 billion, 108.5% higher than Q3 2017. Of this increase, Ps 3.7 billion was related to an increase in royalties for crude oil production, and Ps 1.1 billion was related to an increase in royalties for natural gas production, due to higher wellhead values of these products, which are set in U.S. dollars;

•	Transportation costs related to production (truck, pipelines and polyducts in deposit) increased Ps 0.5 billion, 61.4% higher than Q3 2017.

It is noteworthy that the exploratory investment for Q3 2018 was 879.1% higher than Q3 2017, totaling Ps 1.5 billion. Exploration expenses for Q3 2018 were Ps 1.1 billion, increasing 224.0% compared to Ps 0.3 billion for Q3 2017. This variation was mainly due to a Ps 0.4 billion increase in negative results from unproductive exploratory wells in Q3 2018 compared to Q3 2017. Expenses for the development of geological and geophysical studies increased by Ps 56 million between Q3 2018 and Q3 2017.

In Q3 2018, the results of this segment also included higher charges in the provision for judicial contingencies, which had recorded certain reversals in Q3 2017.

Unit cash costs in U.S. dollars decreased 3.5% to US$19.8/boe for Q3 2018 from US$20.6/boe for Q3 2017, including taxes of US$6.6/boe and US$5.8/boe, respectively. In turn, the average lifting cost for YPF in Q3 2018 was US$10.5/boe, 16.5% lower than US$12.6/boe for Q3 2017.

Consolidated Results Q3 2018

CAPEX

Capital expenditures for the Upstream business segment for Q3 2018 were Ps 22.5 billion, 80.4% higher than Q3 2017.

Of these capital expenditures, 71.4% were invested in drilling and workover activities, 20.0% in facilities, 8.2% in exploration and the remaining 0.4% in other activities of the Upstream business segment.

In the Neuquina basin area, activities for Q3 2018 were focused on the development of the Loma Campana, Estación Fernandez Oro, El Orejano, La Amarga Chica, Rincón del Mangrullo, Río Neuquén, Chachahuen, Octógono, Punta Barda, Filo Morado and Loma La Lata blocks. Activity continues with the pilots targeting Vaca Muerta in the following blocks: Rincón del Mangrullo, La Ribera, Bajo del Toro and Aguada de la Arena. Development activities continued at the Cuyana basin, mainly in the Mesa Verde, Ugarteche, Loma Alta Sur, Barrancas, La Ventana and Cerro Fortunoso blocks. In the Golfo San Jorge basin, activity was focused on the following blocks: Manantiales Behr, El Trébol-Escalante, Seco León, Zona Central, Cañadón Yatel, Barranca Baya, Los Perales, Las Heras y Cerro de Piedra.

Exploration activities for Q3 2018 covered the Neuquina, Golfo San Jorge, Austral, Noroeste Argentino and Cuyana basins. In the Neuquina basin, exploratory activity was focused in the Filo Morado, Los Caldenes, Malargüe, Las Manadas, CNQ7 and CNQ7A blocks. In the Golfo San Jorge basin, exploration activity was focused in the Los Perales-Las Mesetas and El Trebol-Escalante blocks. In the Austral basin, exploration activity continues in Cañadón Piedra-Cabo Nombre and Los Chorrillos blocks. As for the Cuyana basin, exploratory activity was carried out in the Mesa Verde block. Additionally, in the Noroeste Argentino basin the activity was concentrated in the Aguaragüe block.

During Q3 2018, 6 (six) exploratory wells were completed: 3 (three) natural gas and 3 (three) crude oil exploratory wells.

Consolidated Results Q3 2018

3.2 DOWNSTREAM

Q3 2017	Q2 2018	Q3 2018	Var.% Q3 18 / Q3 17		Jan-Sep 2017	Jan-Sep 2018	Var.% 2018/2017
3,204	361	-908	N/A	Operating income (Million Ps)	10,661	3,462	-67.5%
49,845	70,273	91,220	83.0%	Revenues (Million Ps)	139,636	221,830	58.9%
4,119	4,048	4,150	0.7%	Sales of refined products in domestic market (Km3)	12,244	12,109	-1.1%
361	393	343	-5.0%	Exportation of refined products (Km3)	1,069	1,248	16.8%
198	208	203	2.5%	Sales of petrochemical products in domestic market (*) (Ktn)	586	618	5.5%
54	138	73	35.2%	Exportation of petrochemical products (Ktn)	149	271	81.8%
294	275	280	-4.6%	Crude oil processed (Kboed)	293	282	-3.8%
92%	86%	88%	-4.6%	Refinery utilization (%)	92%	88%	-3.8%
2,434	2,673	3,660	50.4%	Capital Expenditures (Million Ps)	5,648	7,588	34.3%
1,837	2,596	3,465	88.6%	Depreciation (Million Ps)	5,027	8,137	61.9%
642	634	585	-8.8%	Average domestic market gasoline price (**) (USD/m3)	655	637	-2.6%
602	613	577	-4.1%	Average domestic market diesel price (**) (USD/m3)	622	616	-1.0%

(*)	Fertilizer sales not included.
(**)	Includes gross income and net of deductions, commissions and other taxes.

Operating income for the Downstream business segment for Q3 2018 was a loss of Ps 0.9 billion, in comparison to the operating profit of Ps 3.2 MM reported in Q3 2017.

Revenues were Ps 91.2 billion in Q3 2018, 83.0% higher than Q3 2017, primarily due to the following factors:

•

Diesel revenues increased Ps 18.6 billion, 89.6% higher than Q3 2017 due to a 74.3% increase in diesel mix prices and an 8.8% increase in sales volumes, including a 16.4% increase in sales volumes of Infinia Diesel, a premium diesel product;

•	Gasoline revenues increased Ps 10.4 billion, 69.7% higher than Q3 2017, due to a 64.9% increase in gasoline mix prices and a 2.9% increase in sales volumes;

•

Fuel oil revenues in the Argentine domestic market decreased Ps 0.7 billion, 85,1% lower than Q3 2017, due to a 91.6% decrease in sales volumes to power generation plants partially offset by a 78.0% increase in prices;

•

The remaining revenues in the domestic market increased by Ps 8.1 billion, 109.0% higher than Q3 2017. We highlight the higher sales of LPG by 153.5%, of jet fuel by 127.9%, of petrochemical products by 76.2%, of coal by 189,8%, fertilizers by 86,4% and lubricants by 44,1%, in each case mainly due to the higher prices of these products. In addition, larger traded volumes of virgin naphtha were recorded;

Consolidated Results Q3 2018

•

Export revenues in the Downstream segment increased by Ps 5.1 billion, 84.5% higher than Q3 2017. We highlight the increase in exports of jet fuel of Ps 2.6 billion, 161.0% higher than Q3 2017 due to an increase in average sales prices measured in Argentine pesos of 154.2%, and an increase of 2.7% in volumes sold. Exports of petrochemical products increased by Ps 0.9 billion or 110.2%. Exports of petroleum coal were also recorded for Ps 0.7 billion, which had not been recorded in the previous year.

Cost of sales and operating expenses for Q3 2018 were Ps 85.1 billion with an increase of Ps 43.1 billion, or 102.7%, compared to Q3 2017, primarily due to the following factors:

•

Crude oil purchases increased Ps 28.5 billion, 118.0% higher than Q3 2017, due to an increase in prices in Argentine peso terms of crude oil purchased of 131.8%, mainly due to the increase in the international reference price. Crude oil volumes purchased from third parties decreased 27.5% while volumes transferred from the Upstream business segment increased 1.0%;

•

Fuel imports increased Ps 8.1 billion, 722.1% higher than Q3 2017 due to higher imports of diesel and premium gasoline driven by the higher volumes purchased and the higher international prices of these products, considering also the devaluation that occurred in this period;

•

Biofuel purchases increased Ps 1.7 billion, 37.1% higher than Q3 2017, mainly due to an increase of 53,3% in the price of FAME and 21.2% in the price of ethanol biofuel and the increase in purchased volumes of ethanol biofuel of 1.7%, partially offset by a decrease in purchased volumes of FAME of 2,3%;

•	Fertilizer purchases for resale of Ps 1.3 billion, 204.6% higher than Q3 2017. This increase was due to an increase in the average price of approximately 135.6% and a 29.3% in the volumes sold;

•

Refining costs increased Ps 0.5 billion, 18.5% higher than Q3 2017. This increase was mainly driven by higher charges for repair and maintenance services, consumption of materials, spare parts and other supplies. As a result of this, and considering also that the processing level in refineries was 4.6% lower, the unit refining cost increased in Q3 2018 by 24.3% compared to the Q3 2017. In turn, transportation costs linked to production (shipping, oil pipelines and polyducts) showed an increase of Ps 0.5 billion, which represents an increase of 36.4%;

•

Depreciation of property, plant and equipment increased Ps 1.3 billion, 82.8%, higher tan Q3 2017, due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the Company.

Selling expenses increased Ps 2.2 billion, or 48.9% higher than Q3 2017, mainly driven by higher transported volumes due to higher sales and higher costs for transporting products, mainly linked to the increase in fuel prices in the domestic market, higher charges for depreciation of fixed assets, higher personnel expenses, higher charges in allowances for bad debt and environmental contingencies and higher taxes on bank debits and credits.

Consolidated Results Q3 2018

The volume of crude oil processed in Q3 2018 was 280 Kbbld, 4.6% lower than Q3 2017 due to scheduled maintenance stoppages in our industrial complexes. These lower processing levels resulted in a 5.8% increase in gasoline production, a 0.2% decrease in diesel production and an increase in the production of other refined products such as LPG and petroleum coal and a decrease in the production of fuel oil, asphalts, lubricants bases and petrochemical gasoline, all in comparison to Q3 2017.

CAPEX

Capital expenditures for the Downstream business segment for Q3 2018 were Ps 3.7 billion, 50.4% higher than Q3 2017.

During Q3 2018, work continued on the blending of gasoline in the Luján de Cuyo refinery to increase the production capacity of premium gasoline, and on increasing diesel blending capacity at La Plata Refinery, in order to increase the production of premium diesel. These activities are expected to conclude by Q4 2018. The foregoing complies with the new specifications for fuels pursuant to Resolution 5/2017 of the Hydrocarbon Resources Secretary, for which the main modifications will become effective in 2019 and in 2022. Additionally, YPF continues with the development of the engineering for the new gasoline and diesel hydrotreatment units to be carried out in the aforementioned refineries.

With respect to refining, logistics and oil product dispatch facilities, work continued with improvements in infrastructure, safety and environmental performance. The construction of the crude oil reception works in the La Plata Industrial Complex is particularly noteworthy since it will allow greater flexibility in processing crude oil. In addition, this will improve the safety conditions of both, the installed facilities and of the associated logistics facilities.

Consolidated Results Q3 2018

3.3 GAS AND ENERGY

Q3 2017	Q2 2018	Q3 2018	Var.% Q3 18 / Q3 17		Jan-Sep 2017	Jan-Sep 2018	Var.% 2018/2017
1,481	849	2,920	97.2%	Operating income (Million Ps)	3,064	16,020	422.8%
17,178	23,912	31,539	83.6%	Revenues (Million Ps)	46,672	72,469	55.3%
670	196	442	-34.0%	Capital Expenditures (Million Ps)	2,605	1,017	-61.0%
67	64	73	9.0%	Depreciation (Million Ps)	197	194	-1.5%

The Gas and Energy business segment, which includes activities related to transportation, distribution and the sale of natural gas to third parties, regasification services for liquefied natural gas (LNG) and electricity generation, reported an operating income of Ps 2.9 billion, a 97.2% increase compared to Ps 1.5 billion in Q3 2017.

Separately, our subsidiary Metrogas S.A., recorded an operating profit of Ps 2.5 billion in Q3 2018, which was higher than the operating profit of Ps 0.7 billion in Q3 2017, mainly due to a change in the estimation methodology and determination of purchase prices of natural gas to producers, and in accordance with the latest policies of the National Secretariat of Energy in this regard.

As a consequence of the agreement for the capitalization of YPF Energía Eléctrica, this company is no longer consolidated in Q3 2018, whereas in Q3 2017 it contributed Ps 0.3 billion in operating income to the results of the Group.

Consolidated Results Q3 2018

3.4 CORPORATE AND OTHER

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q3 2018 was a loss of Ps 1.6 billion, compared to a loss of Ps 1.3 billion in Q3 2017. The variation is mainly related to an increase in personnel expenses, higher IT costs, which are mainly dollar denominated, and institutional advertising, coupled whit higher charges for depreciation of fixed assets.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were positive Ps 62 million for Q3 2018. These adjustments were negative Ps 0.7 billion in Q3 2017. In the current quarter the gap between transfer prices between businesses and the replacement cost of the company’s inventories remained constant, compared to a higher gap in Q3 2017. In both cases, the movement of transfer prices reflects changes in market prices, especially of crude oil.

3.5 RELATED COMPANIES

Results from related companies for Q3 2018 were a loss of Ps 1.6 billion, compared to a gain of Ps 0.4 billion for Q3 2017. This variation was due primarily to the negative results obtained by YPF Energía Eléctrica, which was consolidated in the Gas & Power segment during Q3 2017.

4. LIQUIDITY AND SOURCES OF CAPITAL

In Q3 2018, net cash flows provided by operating activities were Ps 32.2 billion, 137.7% higher than Q3 2017. This increase of Ps 18.7 billion was due to an increase in EBITDA of Ps 19.8 billion, and with working capital variations that were offset each other. The generation of funds during Q3 2018 allowed the Company to substantially exceed the amount it required to finance the investments made during the current period.

Net cash flows used in investing activities were Ps 22.4 billion for Q3 2018, 60.7% higher than Q3 2017. Investments in fixed and intangible assets were Ps 23.4 billion in Q3 2018, 44.0% higher than Q3 2017. On the other hand, the holdings of public securities BONAR 2020 and 2021 were partially liquidated, with a cash inflow of Ps 1.0 billion.

As a result of its financing activities, in Q3 2018 the Company had a net decrease in funds of Ps 14.0 billion, compared to a net increase of Ps 2.6 billion in Q3 2017. This difference was generated by a lower net borrowing and refinancing debt maturities of Ps 13.3 billion and by a higher interest payment of Ps 3.3 billion.

The previously explained cash generation, together with the Company’s investment in Argentine sovereign bonds, including those received to cancel the accounts receivables of the Gas Plan program for the year 2015, which are still in the portfolio, resulted in a position of cash and cash equivalents of Ps 72.4 billion(1) as of September 30, 2018.

Total debt in U.S. dollars was US$9.1 billion, net debt was US$7.3 billion(1) with a Net debt/recurring adjusted EBITDA LTM ratio of 1.67x(2).

Consolidated Results Q3 2018

The average interest rate for debt denominated in Argentine pesos at the end of Q3 2018 was 36.70%, while the average interest rate for debt denominated in U.S. dollars was 7.34%.

(1)	Includes investments in financial assets (government securities) of US$351 million at market value
(2)	Net Debt: US$7,349 million/Recurring adjusted EBITDA LTM: US$4,409 million = 1.67x

Consolidated Results Q3 2018

5. TABLES AND NOTES

Q3 2018 Results

Consolidated Results Q3 2018

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q3 2017	Q2 2018	Q3 2018	Var.% Q3 18 / Q3 17		Jan-Sep 2017	Jan-Sep 2018	Var.% 2018 / 2017
66,034	93,034	121,188	83.5%	Revenues	183,199	290,045	58.3%
(56,108)	(81,966)	(95,993)	71.1%	Costs	(151,581)	(241,397)	59.3%

9,926	11,068	25,195	153.8%	Gross profit	31,618	48,648	53.9%

(4,684)	(5,890)	(7,113)	51.9%	Selling expenses	(12,780)	(18,184)	42.3%
(2,174)	(2,951)	(3,669)	68.8%	Administration expenses	(5,965)	(8,974)	50.4%
(334)	(464)	(1,082)	224.0%	Exploration expenses	(1,760)	(1,869)	6.2%
316	(17)	(646)	N/A	Other operating results, net	(86)	12,164	N/A

3,050	1,746	12,685	315.9%	Operating income (loss)	11,027	31,785	188.2%

432	(1,139)	(1,573)	N/A	Income (loss) of interests in companies and joint ventures	546	(2,498)	N/A

4,350	46,126	46,980	980.0%	Finance Income	8,963	101,005	1026.9%
(7,297)	(24,326)	(22,501)	208.4%	Finance Cost	(18,865)	(55,750)	195.5%
491	1,027	988	101.2%	Other financial results	1,224	3,157	157.9%

(2,456)	22,827	25,467	N/A	Net financial results	(8,678)	48,412	N/A

1,026	23,434	36,579	3465.2%	Net (loss) profit before income tax	2,895	77,699	2583.9%

(780)	(21,926)	(23,372)	2896.4%	Income tax	(2,185)	(56,998)	2508.6%

246	1,508	13,207	5268.7%	Net (loss) profit for the period	710	20,701	2815.6%

153	(485)	4	-97.4%	Net (loss) profits for noncontrolling interest	380	(562)	N/A

93	1,993	13,203	14096.8%	Net (loss) profit for shareholders of the parent company	330	21,263	6343.3%

0.24	5.08	33.50	14047.5%	Earnings per share, basic and diluted	0.84	54.05	6335.2%

5,634	69,295	106,585	1791.8%	Other comprehensive Income	11,584	189,389	1534.9%

5,880	70,803	119,792	1937.3%	Total comprehensive income for the period	12,294	210,090	1608.9%

17,043	24,782	36,821	116.0%	Adj. EBITDA (*)	50,046	98,095	96.0%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*) Adjusted EBITDA = Operating income + Depreciation and impairment of properties, plant and equipment and intangible assets + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Q3 2018

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q3 2018 figures unaudited)

	12/31/2017	09/30/2018
Noncurrent Assets
Intangible assets	9,976	21,385
Properties, plant and equipment	354,443	755,903
Investments in companies and joint ventures	6,045	26,602
Assets held for disposal	8,823	—
Deferred tax assets, net	588	1,920
Other receivables	1,335	4,849
Trade receivables	2,210	33,398

Total Non-current assets	383,420	844,057

Current Assets
Inventories	27,149	63,483
Contract assets	142	458
Other receivables	12,684	20,405
Trade receivables	40,649	67,748
Investment in financial assets	12,936	14,462
Cash and equivalents	28,738	57,915

Total current assets	122,298	224,471

Total assets	505,718	1,068,528

Shareholders’ equity
Shareholders’ contributions	10,402	10,430
Reserves, other comprehensive income and retained earnings	141,893	352,247
Noncontrolling interest	238	(324)

Total Shareholders’ equity	152,533	362,353

Noncurrent Liabilities
Provisions	54,734	119,226
Liabilities associated with assets held for disposal	4,193	—
Deferred tax liabilities, net	37,645	95,000
Contract liabilities	1,470	2,371
Other taxes payable	220	2,765
Loans	151,727	294,947
Other liabilities	277	579
Accounts payable	185	214

Total Noncurrent Liabilities	250,451	515,102

Current Liabilities
Provisions	2,442	4,021
Income tax payable	191	376
Contract liabilities	1,460	3,529
Other taxes payable	6,879	11,670
Salaries and social security	4,132	4,612
Loans	39,336	79,855
Other liabilities	2,383	783
Accounts payable	45,911	86,227

Total Current Liabilities	102,734	191,073

Total Liabilities	353,185	706,175

Total Liabilities and Shareholders’ Equity	505,718	1,068,528

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q3 2018

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q3 2017	Q2 2018	Q3 2018		Jan-Sep 2017	Jan-Sep 2018
			Operating activities
246	1,508	13,207	Net income (loss)	710	20,701
(432)	1,139	1,573	Income (loss) of interests in companies and joint ventures	(546)	2,498
13,718	22,689	23,251	Depreciation of property, plant and equipment	37,454	64,654
222	314	450	Amortization of intangible assets	605	1,011
1,034	1,548	2,735	Losses of property, plant and equipment and intangible assets and consumption of materials	3,218	5,749
780	21,926	23,372	Income tax charge	2,185	56,998
135	1,969	2,415	Net increase in provisions	2,316	5,977
1,904	(22,295)	(25,730)	Interest, exchange differences and other	7,249	(47,988)
46	73	80	Stock compensation plans	116	206
—	—	(270)	Accrued insurance	—	(270)
—	—	—	Results due to revaluation of companies	—	(11,980)
			Changes in assets and liabilities:
(8,952)	(7,677)	(14,041)	Trade receivables	(7,827)	(25,948)
(766)	1,489	(958)	Other receivables	2,131	(4,304)
149	910	(5,144)	Inventories	(1,148)	(4,172)
2,598	3,629	9,570	Accounts payable	2,587	16,440
752	753	1,506	Other Taxes payable	2,196	4,447
706	277	926	Salaries and Social Security	293	340
452	457	251	Other liabilities	(480)	(1,222)
(315)	(619)	(775)	Decrease in provisions included in liabilities for payments / utilization	(981)	(1,777)
(183)	(42)	(162)	Contract Assets	(183)	(316)
1,723	80	(126)	Contract Liabilities	1,723	825
17	22	348	Dividends received	328	474
—	—	476	Insurance charge for loss of profit	—	476
(282)	(540)	(744)	Income tax payments	(761)	(1,573)

13,552	27,610	32,210	Net cash flow from operating activities	51,185	81,246

			Investing activities

(16,273)	(18,105)	(23,426)	Acquisitions of property, plant and equipment and Intangible assets	(43,951)	(57,325)
(92)	(4)	—	Contributions and acquisitions of interests in companies and joint ventures	(429)	(284)
2,404	452	997	Collection for sale of financial assets	2,404	6,402
—	293	—	Interest received from financial assets	511	293

(13,961)	(17,364)	(22,429)	Net cash flow from investing activities	(41,465)	(50,914)

			Financing activities

(9,797)	(5,093)	(18,267)	Payment of loans	(24,877)	(32,795)
(4,948)	(4,964)	(8,248)	Payment of interests	(13,525)	(18,611)
17,343	7,481	12,530	Proceeds from loans	33,403	28,677
—	(120)	—	Acquisition of own shares	(100)	(120)

2,598	(2,696)	(13,985)	Net cash flow from financing activities	(5,099)	(22,849)

237	5,190	15,868	Effect of changes in exchange rates on cash and equivalents	503	21,694

2,426	12,740	11,664	Increase (decrease) in Cash and Equivalents	5,124	29,177

13,455	33,511	—	Cash and equivalents at the beginning of the period	10,757	28,738
15,881	46,251	11,664	Cash and equivalents at the end of the period	15,881	57,915

2,426	12,740	11,664	Increase (decrease) in Cash and Equivalents	5,124	29,177

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD

6,639	5,318	9,215	Cash	6,639	9,215
9,242	40,933	48,700	Other Financial Assets	9,242	48,700

15,881	46,251	57,915	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	15,881	57,915

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q3 2018

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

Q3 2018	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	322	29,051	90,734	2,464	(1,383)	121,188
Revenues from intersegment sales	63,144	2,488	486	3,096	(69,214)	—

Revenues	63,466	31,539	91,220	5,560	(70,597)	121,188

Operating Income (loss)	12,215	2,920	(908)	(1,604)	62	12,685
Investments in companies	—	(1,866)	293	—	—	(1,573)
Depreciation of property, plant and equipment	18,946	73	3,465	767	—	23,251
Impairment of property, plant and equipment and intangible assets	—	—	—	—	—	—
Acquisitions of fixed assets	22,547	442	3,660	583	—	27,232
Assets	532,413	106,252	343,644	96,701	(10,482)	1,068,528

Q3 2017	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	240	16,209	49,558	706	(679)	66,034
Revenues from intersegment sales	29,695	969	287	1,808	(32,759)	—

Revenues	29,935	17,178	49,845	2,514	(33,438)	66,034

Operating Income (loss)	360	1,481	3,204	(1,273)	(722)	3,050
Investments in companies	—	244	188	—	—	432
Depreciation of property, plant and equipment	11,483	67	1,837	331	—	13,718
Impairment of property, plant and equipment and intangible assets	—	—	—	—	—	—
Acquisitions of fixed assets	12,499	670	2,434	300	—	15,903
Assets	234,575	48,463	139,815	39,844	(1,413)	461,284

Consolidated Results Q3 2018

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2017 Q3	2018 Q2	2018 Q3	Var Q3 18 / Q3 17	2017 Jan-Sep	2018 Jan-Sep	Var 2018 / 2017
INCOME STATEMENT
Revenues	3,831	3,963	3,784	-1.2%	11,315	11,605	2.6%
Costs of sales	-3,255	-3,491	-2,998	-7.9%	-9,354	-9,717	3.9%

Gross profit	576	471	787	36.6%	1,962	1,888	-3.7%
Other operating expenses, net	-399	-397	-391	-2.1%	-1,275	-535	-58.0%

Operating income	177	74	396	123.8%	687	1,353	97.1%
Depreciation and impairment of property, plant & equipment and intangible assets	796	966	726	-8.8%	2,312	2,645	14.4%
Amortization of intangible assets	13	13	14	9.1%	37	40	7.1%
Unproductive exploratory drillings	3	1	14	341.7%	61	24	-60.7%

Adj. EBITDA	989	1,056	1,150	16.3%	3,097	4,062	31.2%
Recurring Adj. EBITDA	989	1,056	1,150	16.3%	3,097	3,453	11.5%

UPSTREAM
Revenues	1,737	1,973	1,982	14.1%	5,211	5,924	13.7%
Operating income	21	122	381	1726.1%	22	613	2682.1%
Depreciation & amortization	667	840	592	-11.1%	1,947	2,262	16.2%
Capital expenditures	725	686	704	-2.9%	1,961	2,053	4.7%
Adj. EBITDA	691	963	987	43.0%	2,030	2,899	42.8%

DOWNSTREAM
Revenues	2,892	2,993	2,849	-1.5%	8,628	8,912	3.3%
Operating income	186	15	-28	N/A	662	191	-71.2%
Depreciation & amortization	117	122	119	11.9%	340	357	5.0%
Capital expenditures	141	114	114	-19.1%	346	292	-15.7%
Adj. EBITDA	303	137	91	-68.9%	1,002	548	-45.3%

GAS & ENERGY
Revenues	997	1,019	985	-1.2%	2,881	2,869	-0.4%
Operating income	86	36	91	6.1%	187	751	301.4%
Depreciation & amortization	4	3	3	-21.0%	13	9	-33.1%
Capital expenditures	39	8	14	-64.5%	162	41	-74.5%
Adj. EBITDA	90	39	94	4.9%	200	760	279.1%

CORPORATE AND OTHER
Operating income	-74	-65	-50	-32.2%	-172	-166	-3.9%
Capital expenditures	17	16	18	4.6%	48	44	-7.1%

CONSOLIDATION ADJUSTMENTS
Operating income	-42	-34	2	N/A	-12	-35	185.3%

Average exchange rate of period	17.23	23.48	32.02		16.18	25.05
Exchange rate end of period	17.26	28.80	41.15		17.26	41.15

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

Consolidated Results Q3 2018

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited figures)

		2017					2018
	Unit	Q1	Q2	Q3	Q4	Cum. 2017	Q1	Q2	Q3	Cum. 2018
Production
Crude oil production	Kbbl	21,058	19,867	20,904	21,219	83,048	20,483	20,591	20,933	62,007
NGL production	Kbbl	4,923	4,680	4,469	4,309	18,381	4,228	3,781	2,477	10,487
Gas production	Mm3	4,076	4,056	4,057	3,893	16,082	3,935	4,004	4,018	11,957
Total production	Kboe	51,618	50,055	50,891	50,012	202,576	49,460	49,554	48,679	147,693

Henry Hub	USD/Mbtu	3.32	3.18	3.00	2.93	3.11	3.00	2.80	2.90	2.90
Brent	USD/Bbl	53.68	49.67	52.11	61.53	54.25	66.81	74.50	75.22	72.18
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,297	1,220	1,284	1,358	5,159	1,373	1,288	1,321	3,982
Diesel	Km3	1,792	1,954	1,981	2,025	7,752	1,870	2,023	2,154	6,047
Jet fuel and kerosene	Km3	134	117	140	143	534	135	125	146	406
Fuel Oil	Km3	220	264	121	37	642	7	10	10	27
LPG	Km3	152	241	189	159	741	146	185	196	527
Others (*)	Km3	357	377	406	408	1,548	381	416	323	1,120
Total domestic market	Km3	3,952	4,173	4,121	4,130	16,376	3,912	4,047	4,150	12,109
Export market
Petrochemical naphtha	Km3	57	23	46	58	184	24	44	0	68
Jet fuel and kerosene	Km3	135	123	139	142	539	141	136	144	421
LPG	Km3	115	39	70	98	322	194	91	41	326
Bunker (Diesel and Fuel Oil)	Km3	83	74	102	116	375	101	72	65	238
Others (*)	Km3	28	29	4	53	114	52	50	93	195
Total export market	Km3	418	288	361	467	1,534	512	393	343	1,248
Total sales of petroleum products	Km3	4,370	4,461	4,482	4,597	17,910	4,424	4,440	4,493	13,357
Sales of petrochemical products
Domestic market
Fertilizers	Ktn	35	39	139	111	324	38	85	117	240
Methanol	Ktn	57	84	73	99	313	69	93	64	226
Others	Ktn	116	130	125	129	500	138	115	139	392
Total domestic market	Ktn	208	253	337	339	1,137	245	293	320	858
Export market
Methanol	Ktn	1	2	1	2	6	24	75	31	130
Others	Ktn	42	51	53	55	201	36	63	42	141
Total export market	Ktn	43	53	54	57	207	60	138	73	271
Total sales of petrochemical products	Ktn	251	306	391	396	1,344	305	431	393	1,129
Sales of other products
Grain, flours and oils
Domestic market	Ktn	21	37	21	18	97	30	23	92	145
Export market	Ktn	159	291	331	253	1,034	169	236	177	582
Total Grain, flours and oils	Ktn	180	328	352	271	1,131	199	259	269	727
Main products imported
Gasolines and Jet Fuel	Km3	3	40	13	98	154	114	59	49	222
Diesel	Km3	152	230	77	85	544	111	161	355	627

(*) Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q3 2018

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 9, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer